CARTER LEDYARD & MILBURN LLP

Counselors at Law

570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515

October 24, 2007

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	012 Smile.Communications Ltd. Registration Statement on Form F-1 Amendment No. 2 Filed on October 19, 2007

Dear Mr. Spirgel:

Set forth below is the response of 012 Smile.Communications Ltd. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 2 to the Registration Statement on Form F-1 submitted on October 19, 2007.

We have repeated the Staff’s comment in italics and set forth our response in plain type below the comment.

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please request your auditors to revise their report to make reference to the restatement and revise the date of their report accordingly. We note your disclosures of the nature of the restatement on page F-5.

Response

The restatement relates solely to the Company’s financial statements for the six months ended June 30, 2007. Such financial statements were not audited by the Company’s auditors and were not the subject of their report. Accordingly, we do not believe that a revision of the report

Larry Spirgel, Esq.	-2-

of the Company’s auditors is required under the circumstances.

Please feel free to contact me (212) 238-8605 with any other questions concerning this registration statement.

Sincerely,

Steven J. Glusband